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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               Amendment No. _____


                                Vitalstate, Inc.
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                                (Name of Issuer)

                   Common Stock, par value $0.000333 per share
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                         (Title of Class of Securities)

                                   928478 10 6
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                                 (CUSIP Number)

                                Christopher Luck
                            Vice President of Finance
                              Scepter Holdings Inc.
                                170 Midwest Road
                            Toronto, Ontario M1P 3A9
                                 (416) 751-9445
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 27, 2003
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                                       1
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CUSIP No.:  928478 10 6
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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Scepter Holdings Inc.
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[X]
                                                                          (b)[ ]
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3.    SEC USE ONLY


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4.    SOURCE OF FUNDS

      WC
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5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT          [ ]
      TO ITEMS 2(d) or 2(e)

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Ontario
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                  7.       SOLE VOTING POWER

                           8,000,000
NUMBER OF         --------------------------------------------------------------
SHARES            8.       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                   0
EACH              --------------------------------------------------------------
REPORTING         9.       SOLE DISPOSITIVE POWER
PERSON WITH
                           8,000,000
                  --------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER

                           0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,000,000
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12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [ ]


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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      43.6%
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14.   TYPE OF REPORTING PERSON

      CO
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                                       2
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CUSIP No.:  928478 10 6
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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert S. Torokvei
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[X]
                                                                          (b)[ ]
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3.    SEC USE ONLY


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4.    SOURCE OF FUNDS

      Not applicable
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5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT          [ ]
      TO ITEMS 2(d) or 2(e)

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada
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                 7.       SOLE VOTING POWER

                          0
                 ---------------------------------------------------------------
NUMBER OF        8.       SHARED VOTING POWER
SHARES
BENEFICIALLY              8,000,000
OWNED BY         ---------------------------------------------------------------
EACH             9.       SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH               0
                 ---------------------------------------------------------------
                 10.      SHARED DISPOSITIVE POWER

                          8,000,000
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,000,000
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12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [ ]


--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      43.6%
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14.   TYPE OF REPORTING PERSON

      IN
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                                        3
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CUSIP No.:  928478 10 6
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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Thomas E. Torokvei
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[X]
                                                                          (b)[ ]
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3.    SEC USE ONLY


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4.    SOURCE OF FUNDS

      Not applicable
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5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT          [ ]
      TO ITEMS 2(d) or 2(e)

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada
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                  7.       SOLE VOTING POWER

                           0
NUMBER OF         --------------------------------------------------------------
SHARES            8.       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                   8,000,000
EACH              --------------------------------------------------------------
REPORTING         9.       SOLE DISPOSITIVE POWER
PERSON WITH
                           0
                  --------------------------------------------------------------
                  10.      SHARED DISPOSITIVE POWER

                           8,000,000
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,000,000
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12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [ ]


--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      43.6%
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14.   TYPE OF REPORTING PERSON

      IN
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                                       4
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Item 1.  Security and Issuer

     The title of the class of equity securities to which this statement on
Schedule 13D relates is the common stock, par value $0.000333 per share (the "Common Stock"), of Vitalstate, Inc., a New York corporation (the "Company"). The address of the principal executive offices of the Company is 2191 Hampton Avenue, Montreal, Quebec H4A 2K5.

Item 2.  Identity and Background

     (a) Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), this Schedule 13D is being filed by Scepter Holdings Inc., Robert S. Torokvei and Thomas E. Torokvei. These persons (collectively, the "Reporting Persons") are making this single joint filing because they may be deemed to constitute a group under Section 13(d)(3) of the Exchange Act.

     (b) - (c)

     Scepter Holdings Inc.

     Scepter Holdings Inc. ("Scepter"), an Ontario corporation, is principally engaged, through its subsidiaries, in the business of manufacturing plastic products. Its principal business address and its principal office address is 170 Midwest Road, Toronto, Ontario M1P 3A9. The name, business address and present principal occupation or employment of each of the executive officers and directors of Scepter are set forth on Annex A attached hereto. Collectively, Robert S. Torokvei and Thomas E. Torokvei beneficially own, indirectly through various trusts and holding companies, substantially all of the securities of Scepter.

     Robert S. Torokvei

     Robert S. Torokvei is principally employed as the President of Scepter. His business address is 170 Midwest Road, Toronto, Ontario M1P 3A9.

     Thomas E. Torokvei

     Thomas E. Torokvei is principally employed as the Chairman of Scepter. His business address is 170 Midwest Road, Toronto, Ontario M1P 3A9.

     (d) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other individual listed on Annex A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other individual listed on Annex A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or as a result of which he or it has been found to be in violation of such laws.

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     (f) Robert S. Torokvei and Thomas S. Torokvei are citizens of Canada.

Item 3.  Source and Amount of Funds or Other Consideration

     On February 27, 2003, Scepter and the Company entered into a Subscription Agreement (the "Subscription Agreement") pursuant to which Scepter purchased from the Company 4,000,000 units at a purchase price of US$.50 per unit. Each unit consisted of one share of Common Stock and one warrant (the "Warrants"), each of which is exercisable to purchase one share of Common Stock. The shares of Common Stock and the Warrants were issued to Scepter in a transaction under Regulation S promulgated under the Securities Act of 1933, as amended. The purchase price of the shares of Common Stock and the Warrants was US$2,000,000. Scepter used working capital as the source of funds to make such purchase.

Item 4.  Purpose of the Transactions

     The Reporting Persons have acquired the shares of Common Stock and Warrants for investment purposes. Depending upon market conditions and other factors that the Reporting Persons may deem material, they may purchase or dispose of shares of Common Stock or other securities of the Company in the open market or in private transactions.

     In addition, in the event that the Warrants are exercised in full, Scepter will acquire an additional 4,000,000 shares of Common Stock of the Company. The terms of the Warrants are described in Item 6 below.

     As described in Item 6 below, Scepter has the right, for so long as it holds at least 5% of the outstanding shares of Common Stock, to designate to the board of directors of the Company up to that number of directors, as a percentage of the whole board, as is equal to Scepter's percentage ownership of the outstanding shares of Common Stock (without giving effect to the exercise of any options or warrants or the conversion of any convertible securities). Pursuant to such right, Scepter has appointed two members of the board of directors of the Company and, in the event that the Warrants are exercised in whole or in part, it may be entitled to designate additional directors to the board of directors of the Company.

     As described in Item 6 below, the Company has agreed to register the resale of the shares of Common Stock currently held by Scepter and the shares of Common Stock issuable to Scepter upon exercise of the Warrants.

     Except as set forth in this Item 4 and in Item 6 of this Schedule 13D, none of the Reporting Person nor, to the knowledge of the Reporting Persons, any other individual listed on Annex A attached hereto has any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Company; or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

                                       6
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     (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     (a) - (b)

     As of February 28, 2003, there were 14,329,793 shares of the Company's Common Stock outstanding. The percentages reported in this Schedule 13D have been rounded to the nearest one-tenth of a percent.

     Scepter beneficially owns 8,000,000 shares of Common Stock, or 43.6% of the outstanding shares of Common Stock, through its ownership of 4,000,000 shares of Common Stock and its Warrants to purchase up to 4,000,000 shares of Common Stock. The Warrants are currently exercisable.

     Due to their indirect ownership of the securities of Scepter, each of Robert S. Torokvei and Thomas E. Torokvei is deemed to beneficially own the 8,000,000 shares of Common Stock beneficially owned by Scepter. Accordingly, each of Robert S. Torokvei and Thomas E. Torokvei is deemed to own 43.6% of the outstanding shares of Common Stock.

     To the knowledge of the Reporting Persons, none of the other individuals listed on Annex A attached hereto owns any shares of Common Stock of the Company.

     Scepter has sole power to vote and dispose of the shares of Common Stock beneficially owned by it. Robert S. Torokvei and Thomas E. Torokvei share voting and dispositive power with each other over the shares of Common Stock beneficially owned by them.

                                       7
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     (c) During the last 60 days, the Reporting Persons have effected the following transaction in the shares of Common Stock: on February 27, 2003, Scepter entered into the Subscription Agreement pursuant to which it purchased 4,000,000 shares of Common Stock and acquired the Warrants. To the knowledge of the Reporting Persons, none of the other individuals listed on Annex A attached hereto have effected any transactions in the shares of Common Stock during the last 60 days.

     (d) No other person than the Reporting Persons has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by them.

     (e) It is inapplicable to state the date on which the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

     Except as described below, the Reporting Persons are not a party to any contract, arrangement, understanding or relationship with respect to the securities of the Company, including, but not limited to, the transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

     Subscription Agreement and Warrants. Pursuant to the Subscription Agreement, Scepter was issued 4,000,000 shares of Common Stock and Warrants to acquire up to an additional 4,000,000 shares of Common Stock. Each Warrant may be exercised to purchase one share of Common Stock at an exercise price of US$.50 per share. The shares of Common Stock were issued on February 28, 2003 and the Warrants were issued on February 27, 2003. Scepter can exercise the Warrants, in whole or in part, at any time prior to February 28, 2004. Scepter is required to exercise the Warrants, in increments of 2,000,000 shares, in the event that the Company achieves certain milestones set forth in the Warrant. The milestones are the achievement by the Company of certain specified shipments of, or orders for, its products.

     Pursuant to the Subscription Agreement, Scepter was granted the right, for so long as it holds at least 5% of the outstanding shares of Common Stock, to designate to the board of directors of the Company up to that number of directors, as a percentage of the whole board, as is equal to Scepter's percentage ownership of the outstanding shares of Common Stock (without giving effect to the exercise of any options or warrants or the conversion of any convertible securities). Pursuant to such right, Scepter has appointed Robert S. Torokvei and Thomas E. Torokvei to the board of directors of the Company. (The Company has five other directors other than such individuals.) In the Subscription Agreement, the Company agreed to deliver the written agreement of the holders of a majority of its outstanding shares of Common Stock (before giving effect to the issuance of shares to Scepter) to vote for the designees of Scepter.

     Registration Rights Agreement. Pursuant to the Subscription Agreement, Scepter and the Company have entered into a Registration Rights Agreement, dated February 27, 2003, pursuant to which the Company has granted to Scepter certain demand and piggyback registration rights

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for the shares of Common Stock acquired by Scepter pursuant to the Subscription
Agreement and the shares of Common Stock issuable upon exercise of the Warrants.

     The foregoing descriptions of the Subscription Agreement, the Warrants and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements or instruments, copies of which are attached to this Schedule 13D as exhibits.

Item 7.  Material to be Filed as Exhibits

1.       Agreement, dated March 10, 2003, among Scepter Holdings Inc., Robert
         S. Torokvei and Thomas E. Torokvei relating to the filing of a joint statement on Schedule 13D.

2. Subscription Agreement, dated February 27, 2003, between Vitalstate, Inc. and Scepter Holdings Inc.

3. Warrant to purchase shares of Common Stock issued on February 27, 2003 by Vitalstate, Inc. to Scepter Holdings Inc.

4. Registration Rights Agreement, dated February 27, 2003, between Vitalstate, Inc. and Scepter Holdings Inc.

                                        9
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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2003

                                       Scepter Holdings Inc.


                                       By: /s/ Christopher C. Luck
                                           -----------------------------------
                                           Name:  Christopher C. Luck
                                           Title: Vice President, Finance


                                           /s/ Robert S. Torokvei
                                           -----------------------------------
                                           Robert S. Torokvei


                                           /s/ Thomas E. Torokvei
                                           -----------------------------------
                                           Thomas E. Torokvei


                                       10
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                                     Annex A

            Executive Officers and Directors of Scepter Holdings Inc.


         The business address of all individuals set forth on this Annex A is 170 Midwest Road, Toronto, Ontario M1P3A9


Name and Positions with
Scepter Holdings Inc.                 Present Principal Occupation or Employment
---------------------                 ------------------------------------------
Robert S. Torokvei                    President of Scepter Holdings Inc.
Director, President and Secretary

Thomas E. Torokvei                    Chairman of Scepter Holdings Inc.
Director and Chairman

Christopher Luck                      Vice President of Finance of Scepter
Vice President of Finance             Holdings Inc.

                                       11